UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

IDXP Analytics, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> April 9, 2012

Physical Address of Issuer:

548 Market St., 47134, San Francisco, CA 94104, United States

Website of Issuer:

https://www.mediarsolutions.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

February 3, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$287,174	$132,942
Cash & Cash Equivalents	$186,265	$6,772
Accounts Receivable	$25,086	$62,849
Current Liabilities	$849,505	$989,528
Long-Term Liabilities	$317,757	$282,073
Revenues/Sales	$212,501	$185,900
Cost of Goods Sold	$124,549	$148,014
Taxes Paid	$4,946	$488
Net Income/(Net Loss)	$(490,747)	$(564,597)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

IDXP Analytics, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $123,500. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by February 3, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

In addition to the Offering, the Company may concurrently undertake to raise up to an additional $1,000,000 by offering to sell up to $1,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering").

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/mediar (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $12,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing".

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $12,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company is a party to a certain Investors' Rights Agreement, dated as of July 31, 2018, under which the Company and certain investors agreed to, among other things (i) market stand-off agreement upon an IPO; (ii) delivery of financial statements to major investors; and (iii) right of first offer to major investors.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable

terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from

other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our

service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated

health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the

Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the

Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

IDXP Analytics, Inc., doing business as Mediar, offers in-store behavioral data to brands and retailers. The Company was formed on April 9, 2012 in the State of Delaware as IDXP Analytics, Inc. In 2017, the Company filed a DBA as Mediar.

The Company is headquartered and qualified to conduct business in California. The Company sells its products and services through the internet throughout the United States and internationally.

The Company conducts its business through its 99.5% owned subsidiary, IDXP Tecnologia LTDA, a Brazilian corporation incorporated on November 18, 2008. This subsidiary has 12 employees and produces 70% of the Company's revenues.

Business Plan

The Company provides in-store behavioral data for brands and powerful data analytics for retailers. The Mediar artificial intelligence technology connects to existing security video cameras inside brick-and-mortar stores to collect real-time anonymous shopper behavioral data. Our customers use our data to improve sales and shopping experience by understanding how people shop.

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The Company aims to achieve profitability in 2023. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Dashboard App	Complete view of product category, by monitoring the shopper behavior: Engagement, Conversion, Missed opportunities, and Basket correlation.	Consumer package goods brands and retailers
Event Analysis App	Analysis of trade marketing in-store events from the shopper perspective: Measures all executions and promo activations to generate actionable insights into the effectiveness of certain promotional events.	Consumer package goods brands and retailers

Competition

The Company is the only company that correlates shopper behavior at the shelf level with sales ticket data, allowing brands and retailers to increase sales and optimize in-store promotions. Our solution sits at the intersection of shelf-level shopper data and a unique brand monetization. We are an early leader in this market, and the intersection of tech and business model consists of our single most important defensibility, thus reinforcing our network effect. Other companies in the space are focused only on the sales ticket data like Nielsen or basic people counting data like RetailNext.

Customer Base

The Company operates in the business-to-business (B2B) space and sells its products to large enterprises in retail, like brands and retailers.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$74,100
Technology & Product Development (1)	30%	$7,500	30%	$370,500
Sales and Marketing (2)	40%	$10,000	40%	$494,000
Infrastructure (3)	20%	$5,000	20%	$247,000
General Working Capital	4%	$1,000	4%	$49,400
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest heavily in technology and product development. We currently have a small engineering team that these funds will be used to hire at least one Senior Data Scientist and two full stack engineers.

(2) Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional customer success members and for targeted marketing efforts.

(3) These proceeds will be used to build out the Company's infrastructure. Currently, we have a small administrative and operations team. We expect to hire additional employees to assist with these functions.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Gustavo Lemos de Almeida	CEO, Co-Founder and Chairman	CEO and Co-Founder of IDXP Analytics, Inc. d/b/a Mediar, 2012 – Present Responsible for strategy and general CEO responsibilities	Pontificia Universida de Catolica- MG, B.S., Telecommunication Engineering, 2005; FDC, MBA, Master year: 2010 Stanford- Executive Program, 2011
Andrea Betti-Berutto	Interim CTO	Interim CTO of IDXP Analytics, Inc. d/b/a Mediar, 2022 – Present Responsible for technology matters and strategy Fellow of Optical Interconnection at IDT, 2017 – 2022 Responsible for technology investment matters and integration of GigCapital acquisition	University of Rome La Sapienza Engineering - Electronic and Electromagnetism, Master year: 1991
Cristiano Monte Mor Paranhos	Director of Customer Success and Insights and Co-Founder	Director of Customer Success and Insights and Co-Founder of IDXP Analytics, Inc. d/b/a Mediar, 2012 – Present Responsible for customer relationship and data insights	Instituto Izabela Hendrix, Architecture, 2000; MBA, Master year: 2010
Ronaldo Palermo	Chief Revenue Officer	Chief Revenue Officer of IDXP Analytics, Inc. d/b/a Mediar, 2016 – Present Responsible for sales in Brazil	SENAC-MG, MBA, Master year: 2016
Frederic Thuard	Director of Sales Europe	Director of Sales Europe, IDXP Analytics, Inc. d/b/a Mediar, 2019 – Present Responsible for sales in Europe	CELSA Sorbonne University - Masters Communication and Marketing, 1989; Instead, Executive Education, 1994

Biographical Information

Gustavo Lemos de Almeida: Gustavo is the CEO, Co-Founder and Director of the Company. He has a background in engineering and business education from top business schools like Stanford and FDC. Gustavo has been building businesses since he was 9, and his first web endeavor was nominated a Top 100 Internet Site when he was only 15. He founded his first data analytics company right after undergraduate and took it from inception to market share leadership in 3 years.

Andrea Betti-Berutto: Andrea is the Interim CTO and a Director of the Company. He is a technologist and entrepreneur with 25+ years of experience in Wireless RF and IOT, strategic initiatives, company re-organizations and M&A. Andrea is also a Partner and CTO at GigCapital. He also was a Fellow at IDT, Co-Founder/CTO of GigOptix and iTerra, Fujitsu and ESA.

Ronaldo Palermo: Ronaldo is the CFO of the Company. He is an executive with 20+ years of experience in management and sales in the retail industry. Ronaldo previously held multiple senior executive positions at Santander Bank with a primary focus on market expansion, and product evangelization.

Cristiano Monte Mor Paranhos: Cristiano is the Director of Customers and Insights, Co-Founder and Director of the Company. He is a people-centric entrepreneur and has 12 years of experience managing global projects of behavior understanding and retail analytics. Cristiano also has FDC and Babson College executive education.

Frederic Thuard: Frederic is the Director of Sales of the Company. He has 22 years of experience as a serial enterpreneur and senior executive in the mobile, market intelligence and analytics space. He has previously worked at AppAnnie - Data.ai, Kochava and Tapad-Experian. Frederic received his education from Insead and Sorbonne University with full German, English & French proficiency.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 36,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 10,900,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"), of which 1,600,000 shares of Preferred Stock shall be designated as Series Seed Preferred Stock (the "**Series Seed Preferred Stock**") and 9,300,000 shares of Preferred Stock shall be designated as Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"). Additionally, the Company has established the 2014 Stock Plan for which 16,883,716 shares are authorized for issuance thereunder.

As of the date of this Form C, 7,538,124 shares of Common Stock, 780,434 shares of Series Seed Preferred Stock and 9,265,843 shares of Series Seed-1 Preferred Stock are issued and outstanding. Additionally, the Company has 13,971,589 options to purchase Common Stock issued and outstanding and an additional 2,912,127 options available for issuance under the 2014 Stock Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock*
Amount Outstanding	7,538,124
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	21.06%

*The Common Stockholders have the right to elect the directors of the Company.

Type	Series Seed Preferred Stock
Amount Outstanding	780,434
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.6423 per share; (b) Right to receive dividends when declared (non-cumulative); (c) No dividends may be paid to Common Stockholders unless also paid to Preferred Stockholders, as if converted into Common Stock; (d) Liquidation Preference equal to Original Issue Price, plus any dividends declared but unpaid; (e) Right to convert into Common Stock at any time at the Original Issue Price (as may be subsequently adjusted); (f) Automatic conversion into Common Stock upon a public offering by the Company; (g) Preferred Stockholders have the right to elect one director to the Board so long as any Preferred Stock remains outstanding; and (h) Protective provisions so long as a majority of the Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.18%

Type	Series Seed-1 Preferred Stock
Amount Outstanding	9,265,843
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.4817 per share; (b) Right to receive dividends when declared (non-cumulative); (c) No dividends may be paid to Common Stockholders unless also paid to Preferred Stockholders, as if converted into Common Stock; (d) Liquidation Preference equal to Original Issue Price, plus any dividends declared but unpaid; (e) Right to convert into Common Stock at any time at the Original Issue Price (as may be subsequently adjusted); (f) Automatic conversion into Common Stock upon a public offering by the Company; (g) Preferred Stockholders have the right to elect one director to the Board so long as any Preferred Stock remains outstanding; and (h) (h) Protective provisions so long as a majority of the Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-1 Preferred Stock at a later date. The issuance of such additional shares of Series Seed-1 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	25.88%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	13,971,589
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	39.02%

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	476,183
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.33%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$116,634
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $25,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.52%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,252,919
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.01%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Unsecured Loans from Company Co-Founder and CEO
Amount Outstanding	$297,322
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Business Loan- Banco Itau
Amount Outstanding	$24,148
Interest Rate and Amortization Schedule	3.10% Monthly payments, including principal and interest, of $1,278.
Description of Collateral	Unsecured
Maturity Date	March 2024

Type	Business Loan- Banco Inter
Amount Outstanding	$14,028
Interest Rate and Amortization Schedule	1.00% Monthly payments, including principal and interest, of $1,152.
Description of Collateral	Unsecured
Maturity Date	October 2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Gustavo Lemos de Almeida	3,626,600 shares of Common Stock	20.62%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of November 30, 2022, the Company had an aggregate of $12,886 in cash and cash equivalents, leaving the Company with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$1,252,919	24	Research & Development and General Working Capital	July 27, 2020; August 5, 2020; September 25, 2020; February 8, 2021; March 23, 2021; March 29, 2021; March 31, 2021; June 24, 2021; July 26, 2021; July 27, 2021; October 19, 2021; December 15, 2021; March 31, 2022; May 30, 2022; May 31, 2022; June 14, 2022; August 11, 2022; August 12, 2022; August 25, 2022; August 29, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$116,634	2	Research & Development and General Working Capital	January 29, 2020; February 19, 2020	Section 4(a)(2)
Option to Purchase Common Stock	$0	12,985,669*	N/A	January 7, 2021; January 8, 2021; January 9, 2021; February 2, 2021; June 1, 2021; May 20, 2022; May 30, 2022; June 28, 2022; August 11, 2022; August 12, 2022; August 31, 2022	Rule 701
Warrant to Purchase Common Stock	$0	476,183	N/A	January 12, 2021; January 15, 2021; July 9, 2021; January 12, 2022; June 6, 2022	Section 4(a)(2)

*690,228 of these awards were subsequently cancelled or forfeited

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) Gustavo Lemos, the Company's CEO and Co-Founder, deferred salary from the Company from 2016 to 2019, totaling in the aggregate $297,322. The deferral of salary is treated as loans to the Company. These loans do not carry an interest rate and do not have a maturity date. See the section titled "*Outstanding Debt*" for more information regarding these loans.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.mediarsolutions.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/ Gustavo Lemos de Almeida
_____
(Signature)

Gustavo Lemos de Almeida
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Gustavo Lemos de Almeida
_____
(Signature)

Gustavo Lemos de Almeida
_____
(Name)

Director
_____
(Title)

December 5, 2022
_____
(Date)

/s/ Cristiano Monte Mor Paranhos
_____
(Signature)

Cristiano Monte Mor Paranhos
_____
(Name)

Director
_____
(Title)

December 5, 2022
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

IDXP ANALYTICS, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
IDXP Analytics, Inc.
Menlo Park, California

We have reviewed the accompanying consolidated financial statements of IDXP Analytics, Inc., which comprise the consolidated balance sheets as of December 31, 2021, and 2020, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of IDXP Analytics, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
November 2, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

IDXP ANALYTICS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 186,265	$ 6,772
Accounts receivable, net	25,086	62,849
Recoverable taxes	24,611	4,920
Prepaid expenses and other current assets	41,530	45,911
TOTAL CURRENT ASSETS	277,492	120,452
PROPERTY AND EQUIPMENT		
Property and equipment, net	6,604	8,973
OTHER ASSETS		
Intangible assets	3,078	3,517
TOTAL ASSETS	$ 287,174	$ 132,942

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 137,008	$ 230,671
Accrued expenses	30,194	19,067
Payroll liabilities	515,276	516,436
Factoring liabilities	51,560	104,748
Deferred revenue	12,364	-
Advances from customers	10,200	21,766
Taxes payable	23,683	8,932
Notes payable - current portion	69,220	87,908
TOTAL CURRENT LIABILITIES	849,505	989,528
LONG-TERM LIABILITIES		
Notes payable - related parties	297,332	245,940
Notes payable	-	36,130
Minority interests	3	3
Warrant liability	20,422	-
TOTAL LONG-TERM LIABILITIES	317,757	282,073
TOTAL LIABILITIES	1,167,262	1,271,601
SHAREHOLDERS' EQUITY		
Preferred stock, see note 8	1,005	921
Common stock, see note 8	754	754
Additional paid-in capital	4,432,380	4,426,706
SAFE obligations	1,003,670	191,634
Minority equity	(10)	(12)
Accumulated other comprehensive income	(40,623)	27,855
Accumulated deficit	(6,277,264)	(5,786,517)
TOTAL SHAREHOLDERS' EQUITY	(880,088)	(1,138,659)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 287,174	$ 132,942

See independent accountant's review report and accompanying notes to financial statements.

IDXP ANALYTICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 212,501	$ 185,900
COST OF GOODS SOLD	124,549	148,014
GROSS PROFIT	87,952	37,886
OPERATING EXPENSES		
Amortization and depreciation expense	2,254	833
General and administrative	502,241	534,222
TOTAL OPERATING EXPENSES	504,495	535,055
NET OPERATING LOSS	(416,543)	(497,169)
OTHER INCOME/(EXPENSES)		
Interest income	324	352
Interest expense	(72,237)	(67,280)
Forgiveness off PPP loan	5,415	-
Realized foreign currency translation loss	(2,761)	(12)
Profit and loss attributable to non-controlling interests	1	-
TOTAL OTHER INCOME/(EXPENSES)	(69,258)	(66,940)
NET LOSS BEFORE TAXES	$ (485,801)	$ (564,109)
INCOME TAX EXPENSE	(4,946)	(488)
NET LOSS	$ (490,747)	$ (564,597)
OTHER COMPREHENSIVE INCOME		
Unrealized foreign currency translation	68,478	16,568
TOTAL COMPREHENSIVE LOSS	$ (422,269)	$ (548,029)

See independent accountant's review report and accompanying notes to financial statements.

IDXP ANALYTICS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	SAFE Obligations	Minority Equity	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount						
BEGINNING BALANCE, JANUARY 1, 2020	9,211,019	$ 921	7,475,198	$ 748	4,417,779	-	-	$ 44,423	$ (5,221,920)	$ (758,049)
Unrealized foreign currency translation	-	-	-	-	-	-	-	(16,568)	-	(16,568)
Issuance of SAFE obligations	-	-	-	-	-	191,634	-	-	-	191,634
Issuance of minority equity	-	-	-	-	-	-	(12)	-	-	(12)
Exercising of stock options	-	-	62,926	6	(6)	-	-	-	-	-
Vesting of stock options	-	-	-	-	8,933	-	-	-	-	8,933
Net loss	-	-	-	-	-	-	-	-	(564,597)	(564,597)
ENDING BALANCE, DECEMBER 31, 2020	9,211,019	$ 921	7,538,124	$ 754	4,426,706	191,634	(12)	$ 27,855	$ (5,786,517)	$ (1,138,659)
Unrealized foreign currency translation	-	-	-	-	-	-	-	(68,478)	-	(68,478)
Issuance of SAFE obligations	-	-	-	-	-	812,036	-	-	-	812,036
Issuance of minority equity	-	-	-	-	-	-	2	-	-	2
Issuance of stock	835,258	84	-	-	-	-	-	-	-	84
Vesting of stock options	-	-	-	-	5,674	-	-	-	-	5,674
Net loss	-	-	-	-	-	-	-	-	(490,747)	(490,747)
ENDING BALANCE, DECEMBER 31, 2021	10,046,277	$ 1,005	7,538,124	$ 754	$ 4,432,380	$ 1,003,670	(10)	$ (40,623)	$ (6,277,264)	$ (880,088)

See independent accountant's review report and accompanying notes to financial statements.

IDXP ANALYTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (490,747)	$ (564,597)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization and depreciation expense	2,254	833
Stock compensation expense	26,096	8,933
Unrealized foreign currency translation	(68,478)	(16,568)
(Increase) decrease in assets:		
Accounts receivable	37,763	151,792
Recoverable taxes	(19,691)	15,575
Prepaid expenses and other current assets	4,381	(13,011)
Increase (decrease) in liabilities:		
Accounts payable	(93,663)	115,070
Accrued expenses	11,127	19,067
Payroll liability	(1,160)	146,626
Advances from customers	(11,566)	21,766
Taxes payable	14,751	8,932
Deferred revenue	12,364	(131,795)
CASH USED FOR OPERATING ACTIVITIES	(576,569)	(237,377)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash (used for)/provided by fixed assets	555	(8,601)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	554	(8,601)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance/(Repayment) of factoring liabilities	(53,188)	104,748
Minority equity	2	(12)
Issuance of preferred stock	84	-
Issuance/(repayment) of notes payable - related parties	51,392	(56,750)
Repayment of notes payable	(54,818)	9,359
Issuance of SAFE obligations	812,036	191,634
CASH PROVIDED BY FINANCING ACTIVITIES	755,508	248,979
NET INCREASE IN CASH	179,493	3,001
CASH AT BEGINNING OF YEAR	6,772	3,771
CASH AT END OF YEAR	$ 186,265	$ 6,772
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 72,237	$ 67,280
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

IDXP Analytics, Inc. dba Mediar was incorporated in the State of Delaware on April 9, 2012.

IDXP Tecnologia Ltda. was incorporated Brazil on November 18, 2008. IDXP Analytics, Inc. owns 99.5% of IDXP Tecnologia Ltda. The additional 0.05% is owned by the majority shareholders of IDXP Analytics, Inc.

The Company specializes in artificial intelligence and analytics software for retailers and brands.

Going Concern
Since Inception, the Company has relied on funds from convertible notes, related party notes and SAFE obligations issued to fund its operations. As of December 31, 2021, and 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of IDXP Analytics, Inc. and IDXP Tecnologia Ltda. (collectively, the "Company). IDXP Tecnologia Ltda. is 99.5% owned and operated by IDXP Analytics, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

IDXP ANALYTICS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020
(unaudited)

1. **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties (continued)
The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company believed all amounts in accounts receivable are collectable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. The Company recorded $440 in amortization expense during the years ending December 31, 2021 and 2020.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

Foreign Currency Translation
The functional currencies of the Company and its subsidiary were determined as the US dollar, which is the currency of their primary economic environment. Amounts incurred in Brazilian Real and Euros are translated into the functional currency as follows:

- Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Foreign Currency Translation (continued)
-     Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

-     Revenues and expenditures at rates approximating the average rate of exchange for the year.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three to five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California. Their subsidiary is subject to tax filing requirements in Brazil.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)
use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling data and service subscriptions to brands. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $212,501 and $185,900 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Stock Compensation Expense (continued)
The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021 and 2020 was $26,096 and $8,933, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The Company is still evaluating the effect of the adoption of ASU 2016-02 on the Company's financial statements and related disclosures.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

The Company entered into a virtual office lease arrangement for an office in San Francisco, California and Belo Horizonte, Brazil. The arrangement is month-to-month. The Lease expense for the years ended December 31, 2021 and 2020, totaled $489 and nil, respectively.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021, and 2020:

Property and equipment at cost:	2021		2020	
Office Equipment	$	20,396	$	21,344
		20,396		21,344
Less: Accumulated depreciation		13,792		12,371
Total	$	6,604	$	8,973

4.   **Factoring Liabilities**

During 2021 and 2020, the Company entered into several factoring agreements for a total of $51,560 and $104,748 as od December 31, 2021 and 2020, respectively. The factoring agreements state interest rates of 1.0% to 3.5%. Total minimum monthly payments on the agreements are $13,615.

5. **Notes Payable – Related Parties**

Since inception, related parties have provided loans to the Company valued at $297,322 and $245,940 as of December 31, 2021 and 2020, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loans in the next year.

6. **Notes Payable**

Debt consisted of the following at December 31, 2021, and 2020:

	2021	**2020**
Contract note payable; interest at 3.10% per annum, maturing in May 2022, minimum monthly payment of $1,278, uncollateralized.	$ 24,685	$ 11,747
Contract note payable; interest at 2.84% per annum, maturing in December 2022, no minimum monthly payment, uncollateralized.	16,647	35,447
Contract note payable; interest at 3.20% per annum, maturing in December 2022, no minimum monthly payment, uncollateralized.	10,739	40,714
Contract note payable; interest at 3.10% per annum, maturing in December 2021, no minimum monthly payment, uncollateralized.	-	6,265
Contract note payable; interest at 3.10% per annum, maturing in December 2022, no minimum monthly payment, uncollateralized.	-	10,000
Contract note payable; interest at 2.84% per annum, maturing in December 2022, no minimum monthly payment, uncollateralized.	17,149	18,865
	$ 69,220	$ 123,038
Less: Current portion of notes payable	69,220	6,265
Long term portion of notes payable	-	116,773

Maturity of the notes payable is as follows:

December 31, 2022	$	69,220
	$	69,220

7.   Warrant Liability

During 2020, the Company issued two warrants to SAFE investors, in conjunction with the issuances of their SAFEs. The Warrant shall be exercisable for a number of shares of capital stock of the Company into which the SAFE converts in the future equal to the number of shares of capital stock of the Company that would have been issued upon such conversion of the SAFE if the discount rate of the SAFE had been 50% rather than 80%. As the number of shares and value are indeterminable, the allocation of the warrants against the SAFEs could not be computed.

During 2021, the Company issued three warrants to advisors of the Company in exchange for services rendered. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.00054 - $0.07 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business in 2031 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Warrant Calculation

Stock Price	$0.07
Exercise Price	$0.00054 - $0.07
Time to Maturity (years)	10
Annual Risk-Free Interest Rate	1.52%
Annualized Volitility	125%
Fair value of warrants	$0.0669 - $0.0698

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share ($)	Fair Value
Fair Value at December 31, 2020:	-	-	$ -
Issuance of Warrants	182,667	0.0698	12,750
Issuance of Warrants	19,514	0.0669	1,306
Issuance of Warrants	91,334	0.0697	6,366
Fair Value at December 31, 2021:	293,515		$ 20,422

As of December 31, 2021, and 2020, the Company recorded $20,422, and nil to share based compensation.

7.   <u>**Warrant Liability (continued)**</u>

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2021, and 2020, none of the warrants have been exercised.

8.   <u>**Equity**</u>

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 10,900,000 shares at a $0.0001 par value per share. As of December 31, 2021, and 2020, 10,046,277 and 9,211,019 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 36,000,000 shares, at a $0.0001 par value per share. As of December 31, 2021, and 2020, 7,538,124 shares have been issued and are outstanding.

Equity Incentive
The Company's 2014 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,800,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, and 2020, 2,247,933 and 1,647,962 shares have been issued under the Plan, respectively. A total of 1,792,888 and 1,481,608 shares are fully vested as of December 31, 2021 and 2020, respectively. During 2020, 62,926 shares were exercised for a purchase price of $0.03 per share.

SAFE Obligations
Since inception, the Company issued several Simple Agreements for Future Equity ("SAFEs") for a total of $1,003,670 and $191,634, as of December 31, 2021, and 2020, respectively. The agreements state if there is an equity financing before the termination of the SAFE, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. If there is a liquidity event before the expiration or termination of the SAFE, the investor will, at their option, either (1) receive a cash payment equal to the purchase amount or (2) automatically receive from the company a number of shares of Common Stock equal to the purchase price divided by the liquidity price, if the investor fails to select the cash option. If there is a Dissolution Event before the SAFE expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

8.   **Equity (continued)**

SAFE Obligations (continued)
The agreements state a post-money valuation cap of $12,000,000 - $25,000,000 with an 80% discount rate.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, no SAFE agreements issued during 2020 or 2021 had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021 and 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2021 and 2020.

9.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on April 9, 2012 and has established a presence and operations in the United States, Brazil and France. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10.   **Subsequent Events**

Issuance of SAFE Obligations
During 2022, the Company issued a total of $365,883 in SAFE obligations. The SAFEs have similar terms to those discussed in Note 8, but with valuation caps of $12,000,000 and discount rates of 80%

Issuance of Warrants in Exchange of Services
During 2022, the Company issued two warrants, in exchange for services rendered. The first warrant gives the holder the option to exercise the warrant at a cost of $0.0011 per share for up to 91,334 shares. The second warrant gives the holder the option to exercise the warrant at a cost of $0.0011 per share for up to 91,334 shares.

Issuance of Stock Options
During 2022, the Company increased the number of shares reserved for stock options from 2,800,000 to 16,883,716. Then, the Company issued a total of 11,808,031 options. The options have the same terms as discussed in Note 8. Additionally, during 2022, a total of 84,345 shares either expired or were forfeited, resulting in a total of 13,971,589 options outstanding at the report date.

10.   Subsequent Events (continued)

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.com"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through November 2, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

IDXP ANALYTICS, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], IDXP Analytics, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with <u>Sections 1(b)-(d)</u> (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

        (b)   **<u>Liquidity Event</u>**.

        (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

        (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

        (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this <u>Section 1(b)</u>, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding <u>Section 1(b)(i)(2)</u> or <u>Section 1(b)(ii)(2)</u>, if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to <u>Section 1(b)(i)(2)</u> or <u>Section 1(b)(ii)(2)</u> would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

        (c)   **<u>Dissolution Event</u>**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with <u>Section 1(a)</u> or <u>Section 1(b)</u>, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

        (d)   **<u>Termination</u>**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or

(ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible

Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

      (a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

      (b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

      (c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

      (d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

          (i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

          (ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed

disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently

modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

IDXP ANALYTICS, INC.

By:
Name: Gustavo Lemos de Almeida
Title: Chief Executive Officer
Address: 548 Market St., 47134, San Francisco, CA 94104, United States
Email: gustavo@mediarsolutions.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by IDXP Analytics, Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of IDXP Analytics, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

COMPANY:

IDXP Analytics, Inc.

By:

Name: Gustavo Lemos de Almeida, CEO

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

EXHIBIT C

Video Transcript



Republic Campaign Video Script
Final: 2:35 minutes

Gustavo: About The Founder
Hi, My name is" Gustavo Lemos Co-founder and CEO of Mediar. As a serial entrepreneur who understands the power of data, I built various successful B2B data analytics companies. Mediar was born during one of my first work experiences at a convenience store when I was trying to understand how to better display products in-store.

Gustavo: The Problem
Brands have a limited view inside the physical retail store as they rely only on sales data. These companies know what they sold but don't correctly understand what they could have sold. Between 40 to 80 percent of the shoppers exposed to a product don't convert to a sale, leading to 2 trillion dollars of **missed sales opportunities.**

Cris: Why invest in our solution (How to solve the problem?)
Mediar developed a software platform that connects to **existing security video cameras** inside retail stores and collects anonymous shopper behavior data in real-time. Our Shopper Behavior AI helps reduce lost shoppers and maximize in-store **missed opportunities**. Brands and retailers use our digital apps to view the shopper funnel from the store entrance to checkout. Unique behavior insights are unlocked on how to convert everyday shoppers into more sales.

Fred: Company highlights or achievements
Although we are still a startup, we already work with 14 of the top global CPGs and retailers with a presence in 3 different geographies. We are a Network effect business and these are the foundation of the most successful tech companies. The happier our customers are, the more our network grows exponentially.
And our business model has profitability at its core. Fundamentally a network consists of several micro-networks. For each new micro-network added to our revenue stream, we can be profitable in 3 months, break-even in 5 months, and have positive cash flow in 6 months.

Gustavo: Why invest in our solution
Google has built a 250 billion dollar business by understanding how people shop online. Well, 90 percent of the sales are still offline, so we believe that shopper data can provide a significant impact on the 4.7 trillion dollar brick-and-mortar retail industry. Just like Google helps brands better promote their product online, Mediar will help brands better promote their products offline.

Gustavo: What's next for the growth / Closing Statement
By investing in Mediar, you're backing a movement that's bridging the gap between online and offline commerce — *And by directly participating in our work, you will be empowering brands and retailers to improve the shopping experience **to** everyone.*

EXHIBIT D

Testing the Waters Communications



Republic

Company Name Mediar

Logo

Headline In-store shopper behavior data for brands. Maximize missed sales opportunities.

Slides

Mediar
Brands know what they sold
But not what they could have sold
40-80% of your shoppers do not convert inside the store

Tags Immigrant Founders, $1M+ raised, SaaS, Notable angel backing, Venture-backed, B2B, Companies, Coming Soon, Software & SaaS, Crowd SAFE

Summary

- Brands spend $1T promoting products instore. Inefficient: $100B opportunity
- Top-tier global brands as our first customers
- Raised more than $4.5M from top-tier VCs and industry leaders
- Serial entrepreneurial team with deep expertise in SaaS/Retail/AI
- Network effect business that has just achieved it's tipping point

Problem

Brands don't know what they could have sold

Brands have a limited view inside the store, as they rely only on sales data.

They know what they sold—but do not correctly understand what they could have sold.

Depending on the category analyzed, 40-80% of the shoppers exposed to a product do not convert, leading to plenty of **missed sales opportunities.**

Do brands and retailers know what they sold?
Do they know what they could have sold?
40-80% of shoppers in-store do not convert

—

And knowing the shopper became more relevant than ever:

—

THE OFFLINE RETAIL 3.0
Understanding how people shop was already a hot topic for CPG brands and grocery retailers.
After COVID and now hyperinflation, new

In-store shopping patterns rapidly emerged.

— The physical store adapts and it's new focus is the shopping experience.



In-store shopper behavior

becomes core competence and survival skill

Solution

Shopper Behavior AI for brands and retailers

Mediar built a software platform that connects to **existing security video cameras** inside the stores and harvests anonymous shopper behavior data in real-time.

Technology

SHOPPER BEHAVIOR AI PLATFORM

 Existing CCTV cameras harvest **shopper behavior**

 

Algorithms correlates:
- **Store layout**
- **Promo activities**
- **Sales tickets**



That data is sent to the cloud and **our proprietary technology correlates it with the sales tickets**, in addition to other important datasets like store layout and promotional activities.

—

Reduce lost shoppers &
maximize in-store missed opportunities

Missed opportunities are so abundant that a small improvement in lost shoppers can generate a significant increase in sales :

real case / leading brand in the beverage category



Product

Actionable insights for trade marketing and category management execution
Mediar solution allows brands and retailers to know where their shoppers go and what they do in-store.

This generates unique insights on how to sell more:

BUSINESS CASE

After using Mediar, Colgate learned that their endcap promotion would perform better in a new location—away from the toothpaste aisle and increasing sales conversions by **56%.**





NEW ENDCAP PLACEMENT
PET FOOD

Our solution was able to identify that toothpaste shoppers tend to dwell more and have a higher inclination of buying at the back of the store, coincidentally close to pet food.

By promoting the right product in front of the right shoppers at the right time, this leading brand was able to increase shopper conversions by more than 50%.

—

Our online apps give a complete view of the shopper funnel from the moment they enter the store through the checkout:


Dashboard app
Mediar
Overview
Complete view of your category, by monitoring the shopper behavior:
✔ Engagement
✔ Conversion
✔ Missed opportunities
✔ Basket correlation


Event Analysis App
Mediar
Analysis of your trade marketing in-store events from the shopper perspective:
✔ Measure all your executions and activations
✔ Check results and learn what worked
✔ Generate actionable insights on how to sell more

Traction

A strong network effect is in place and has achieved a tipping point

Although still a startup, we already work with 14 of the top global CPGs and retailers, with a presence in 3 different geographies. Mediar is a network effect business and has achieved its tipping point.

Leading customer base


US
Europe
E.Leclerc
Auchan
PEPSICO
Brazil
ABInBev
Kimberly-Clark
KraftHeinz
PURINA
Coca-Cola
nissin
Nestlé
leão
DANONE
ROLDÃO
MAX ATACADISTA
Muffato
CPGs
Retailers
"Mediar correlates different data sets to bring high valuable in-store insights that we never had before in the market. This allows us to be actionable in real-time, different from other service providers."
Rafael Camacho | Head of Shopper Insights
Kimberly-Clark
"Mediar is a valuable platform that will create the new set of market KPIs"
Bruno Ferrer | Trade Marketing Specialist
ABInBev

Network effect businesses are the foundation of the most successful tech companies today. Fundamentally, a network increases its value as more people use it.

What we are seeing at Mediar today:

- Happy brands are bringing new retailers
- Happy retailers are bringing new brands
- And geographies are bringing new geographies

As it continues to grow, its perceived value for the customer grows too, and the network persists to tip faster and faster, so the entire market is more easily captured.

Network =	
Increasing scale	Decreasing customer acquisition cost

It allows the business to scale while reducing the cost of acquiring more customers.

Business Model

**Profitability in
every micro-network**



1. The Mediar network consists of several micro-networks.
2. One micro-network consists of one retailer and several brands plugged in.

3. **We make money by selling subscriptions to brands while retailers get it for free.**

 **BRAND PAYS A SUBSCRIPTION PER RETAIL CHAIN PER CATEGORY**

 Retailers get the platform for free

With its unique approach, Mediar takes the friction out of who has the power (retailer) and charges who has the money (the brand).

Micro-network unit economics

So how does our unit economics perform from our micro-network perspective?

Mediar's business model has profitability at its core. For each new micro-network we add to our revenue stream, we can be

- profitable in 3 months,
- breakeven in 5 months,
- and positive cash flow in 6 months.*

HOW DOES A MICRO-NETWORK PERFORM?

- Each micro-network is composed of a retailer and its CPGs
- We make money selling CPG subscriptions per retail chain

Micro-network Model by Month

Installation $ (9,090)

	Month 1	Month 3	Month 5	Month 6	Month 12	Year 1	Year 2
Revenue		$ 9,900	$ 23,100	$ 26,400	$ 29,700	$ 260,700	$ 392,040
Retail maintenance	$ (6,727)	$ (6,727)	$ (6,727)	$ (6,727)	$ (6,727)	$ (80,727)	$ (72,655)
Gross profit	$ (6,727)	$ 3,173	$ 16,373	$ 19,673	$ 22,973	$ 179,973	$ 319,385

75%
Gross margin

KEY TAKEAWAYS:

Profitable @ month 3.   Breakeven @ month 5.   Cashflow positive @ month 6.

Because we have a fixed cost to collect and process the data at the retailer level (maintenance) and a marginal cost for every new brand subscription we sell (revenues), our gross margins can average 75%.

And when we stack these micro-networks cash flow streams over time, it builds a business that can grow fast without burning a lot of money, becoming cash flow positive while growing 5X its revenue in the next 18 months.*



FINANCIAL MODEL
Projected Overall Income Statement
5 Years Plan
Scale = $
36.65 M
18.32 M
7.32 M
2.48 M
0.25 M
0.45 M
7.32 M
7.32 M
7.32 M
2021 (0.23) M
2022E (0.70) M
2023E (0.57) M
2024E
2025E
2026E
EBITDA
Total Revenues
Revenue CAGR (22-26) = 201%
Mediar

**Click here for important information regarding Financial Projections* *which are not guaranteed.*

Market

We are building the Google Adsense for offline retail



$4.7
trillions
Aggregate retailer revenue Of top 250*
$940
billions
Brands trade marketing spent (20%)
$376
billions
In-store behavior penetration in 5yrs (40%)
$112
billions
"Adsense" revenue share (30%)

* Global | Sources: Deloitte, Gartner, & Alphabet

Consumer behavior data has been the backbone of internet commerce for decades now.

Google built a $250 billion revenue business significantly on its Adsense platform by understanding how those consumers behave online and serving them brands' ads so they can shop better.

Yet, 90% of the sales are still offline. Imagine that same tool applied at scale in brick-and-mortar retail.

Just like Google helps brands better promote their product online, Mediar will help brands better promote their products offline.

Competition

Shelf-level analytics

Mediar is the only company that correlates shopper behavior at the shelf level with sales ticket data, allowing brands and retailers to increase sales and optimize in-store promotions.

Our solution sits at the intersection of shelf-level shopper data and a unique brand monetization. We are an early leader in this market, and the intersection of tech and business model consists of our single most important defensibility, thus reinforcing our network effect.



Shelf
Retail
CPG
Store
focal Systems
Shelfbucks
Standard Cognition
Mediar
IRi Growth delivered.
nielsen
RetailNext
Kiana Analytics
trax
Quri
euclid analytics
PERCOLATA
Gigwalk

Vision And Strategy

Micro to macro network expansion

As customer satisfaction increases, these micro-networks accelerate self-replication and expand exponentially, just like a living organism.


1. Cold start
2. Tipping point
3. Escape Velocity
E.Leclerc
ROLDÃO
Auchan
PEPSICO
KraftHeinz

And Mediar has already achieved 2 of the 3 growth phases of a network effect business.

- **Cold start** | Can you create a micro-network? ✅
- **Tipping point** | Can you replicate these micro-networks? ✅
- **Escape velocity** | How fast can you expand? 📈

Go-to-Market network effect

1. When a brand sees the benefits of our solution it takes Mediar to more retailers
2. When a retailer sees the benefits of our solution it takes Mediar to More Brands

Page 8


CPG Super leads
01
CPG Customer Journey funnel
02
CPG win
03
Retailer Super leads
04
05
Retailer Customer Journey funnel
Retailer win
06
NETWORK EFFECT

This Network effect feeds our "flywheel" go-to-market, where brands generate retailer leads and retailers generate brand leads.

Because of that, we have a robust pipeline of deals for the next 18 months.

–

Sales pipeline - 18 months



BR
EU
US
111 deals
$85M
Weighted average: $27M
KEY TAKEAWAYS:
10% funnel conversion rate to achieve 2023 revenue goal.
Super leads: Brands and retailer led sales process/network effect.
Mediar

**Click here for important information regarding Financial Projections* which are not guaranteed.*

Funding

Mediar is extending its existing Pre-Series A to Republic investors

Since its inception, Mediar has raised more than $4.5M from:

- Top-tier VCs like Social Capital
- High-net-worth leaders from major brands like Abinbev and Unilever and major tech companies like Google and Apple
- Strategic investors like MC1

... among other sophisticated investors from McCann, Hecckit Benkinser, ABInbev, Havaianas, Itau, and many more.



In this round, Mediar already closed $1M with great investors like MC1, G5 Partners, and GR8 Ventures and we are offering an additional $1M through Republic



Founders

Gustavo Lemos, CEO and team

IBM Global Entrepreneur of the Year



Co-founder and CEO Gustavo has a background in engineering and business education from top business schools like Stanford and FDC. He has been building businesses since he was 9, and his first web endeavor was nominated a Top 100 Internet Sites when he was only 15. Gustavo founded his first data analytics company right after undergrad and took it from inception to market share leadership in 3 years. Born in Brazil's "Ore Valley" of Minas Gerais, he later decided to change his fate and moved to the Silicon Valley to build a global company, what today is known as Mediar.

Mediar was idealized when Gustavo, in one of his first work experiences at a convenience store, was trying to understand how to display products on the shelf better. A Coke marketing girl told him: "Top selling products, top to bottom, left to right because that is how people read." At that moment, he realized there was an opportunity to bring science to shopping.

Team

A few years later, he was joined by a fantastic team with deep expertise in Retail/Data

Analytics/SaaS that helped found and build Mediar.

   

Along the way, this team was nominated IBM Global Entrepreneur of the Year, featured in major media outlets like the WSJ, and appointed by significant research companies like CB Insights as a leader in its segment.

It has been accelerated by Plug and Play in the US, Europe, and Japan and selected by many leading brands as a promising and emerging technology.

Team

Andrea Betti-Berutto	Interim CTO	Technologist, entrepreneur with +25 years of experience in Wireless RF and IOT, strategic initiatives, company re-organization, M&A. Partner and CTO at GigCapital, Previously Fellow at IDT, Co-Founder/CTO of GigOptix and iTerra, Fujitsu, ESA.
Cristiano Paranhos	Director Customer Success and Insights	People-centric entrepreneur. 12 years of experience managing global projects of behavior understanding & retail analytics. FDC and Babson College executive education.
Ronaldo Palermo	Chief Revenue Officer	Executive with +20 years of experience in management and sales in the retail industry. Previously held multiple senior executive positions at Santander Bank. Focus on market expansion, and product evangelization.
Fred Thuard	Director of Sales	22 years serial enterpreneur & senior executive in the mobile, market intelligence and analytics space. AppAnnie - Data.ai, Kochava, Tapad-Experian. Insead and Sorbonne University with full German, English & French proficiency.
Avanish Sahai	Advisor & investor - ex SVP Google & board member Hubspot	
Stephanie Hannon	Advisor - CPO Waze	
Steve Ciesinski	Advisor and investor - ex SRI and Faculty Member Stanford	
Claudio Gouveia	Advisor - Ex SVP Carrefour and board Raizen	

Perks

$500	Get your name as a company contributor on Mediar's website (opt-out available)
$1,000	Get a Mediar team fancy t-shirt
$2,500	Participate in a introductory group video call with Mediar executive team
$5,000	Join a in depth small group video call with Mediar's CEO
$10,000	1:1 with Mediar's CEO
$25,000	Join our investor's quarterly update

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.





Company Name   Mediar

Logo



Headline   Shopper behavior analytics platform | Complete, continuous, and real-time

Slides



Tags SaaS, B2B, Crowd SAFE, Software & SaaS, Companies, Immigrant Founders

Pitch text

Summary

- $1T trademarks spent by brands: inefficient, generating a $100B opportunity
- Already raised $4M from top tier VCs and industry leaders
- Top-tier global brands as first customers
- Network effect business that has just achieved the tipping point

Problem

Brands don't know what they could have sold

Brands have a limited view inside the store, as they rely only on sales data. They know what they sold—but do not correctly understand what they could have sold. Depending on the category analyzed, 40-80% of the shoppers exposed to a product do not convert, leading to plenty of missed sales opportunities.


Do brands and retailers know what they sold?
Do they know what they could have sold?
40-80% of shoppers in-store do not convert

Understanding how people shop was already a hot topic for brands and retailers. First after COVID, and now with high inflation pressures, the physical store has



had to adapt and focus on the shopping experience.

In-store shopper behavior becomes a core competence and survival skill.

Solution

Shopper Behavior AI for brands and retailers to reduce their lost shoppers

and maximize in-store missed opportunities.

Mediar built a software platform that connects to existing security video cameras inside the stores and harvests anonymous shopper behavior data in real-time. That data is sent to the cloud and enriched by other important datasets like store layout, promotional activities, and, most notably, sales tickets.


Technology
SHOPPER BEHAVIOR AI PLATFORM
Existing CCTV cameras harvest shopper behavior
Algorithms correlates:
Store layout
Promo activities
Sales tickets
Mediar

Product

Actionable insights for trade marketing and category management execution

Our online apps allow brands and retailers to have a complete view of the shopper funnel from the moment they enter the store through the checkout. They unlock unique insights on why they are missing shoppers and how to convert those into more sales.

—

Dashboard App

Complete view of your category, by monitoring the shopper behavior:

- Engagement
- Conversion
- Missed opportunities
- Basket correlation



—

Event Analysis App

Analysis of your trade marketing in-store events from the shopper perspective:

- Measure all your executions and promo activations
- Check results and learn what worked
- Generate actionable insights on how to sell more


Overview
Dashboard
Events Analysis
Active Filters
Conversion Funnel
Missed Opportunities
Sellout Value
Sellout Baskets
Basket Penetration
Item Correlation

Shopper funnel

The missed opportunities are so abundant that a small improvement in lost shoppers can generate a significant increase in sales (real case / leading brand in the beverage category):


Store traffic
5200
Category flow
2130
Product engagement
1458
Conversion $
408
IMPROVE 10% OF
LOST SHOPPERS
1050
10%
AND INCREASE
25% OF SALES

Business case: Colgate





BUSINESS CASE
After using Mediar, Colgate learned that their endcap promotion would perform better in a new location—away from the toothpaste aisle and increasing sales conversions by 56%.
40%
63%
BEFORE
AFTER
56%
Visits
Engagement
Sales Conversion
Colgate
NEW ENDCAP PLACEMENT
PET FOOD

We make money by selling subscriptions to brands while retailers get it for free

One of the critical moats of Mediar is its SaaS business model. Brands pay a subscription per retailer per category, while retailers get the platform free. With its unique approach, Mediar takes the friction out of who has the power (retailer) and charges who has the money (the brand).



BRAND PAYS A SUBSCRIPTION PER RETAIL CHAIN PER CATEGORY



Retailers get the platform for free

Traction

A strong network effect is in place and has achieved a tipping point

We already work with 15 of the top global CPGs and retailers, with a presence in 3 different geographies. Mediar is a network effect business and has achieved its tipping point.

Leading customer base



Network effect businesses are the foundation of the most successful tech companies today. Fundamentally, a network increases its value as more people use it.

What we are seeing at Mediar today:

- Happy brands are bringing new retailers

- Happy retailers are bringing new brands

- And geographies are bringing new geographies

As it continues to grow, its perceived value for the customer grows too, and the network persists to tip faster and faster, so the entire market is more easily captured.

Network = Increasing scale Decreasing customer
acquisition cost

It allows the business to scale while reducing the cost of acquiring more customers.

We have reached the escape velocity



The Mediar network consists of several micro-networks. A Micro-network consists of one retailer and several brand subscriptions plugged in.

As customer satisfaction increases, these micro-networks accelerate self-replication and expand exponentially, just like a living organism.

Mediar has already achieved 2 of the 3 growth phases of a network effect business.

- **Cold start** | Can you create a micro-network? ✅
- **Tipping point** | Can you replicate these micro-networks? ✅
- **Escape velocity** | How fast can you expand? 📈

—

Micro to macro network expansion



1. Cold start
2. Tipping point
3. Escape Velocity
MAX ATACADISTA
Muffato
E.Leclerc
ROLDÃO
Auchan
PEPSICO
KraftHeinz

—



NETWORK EFFECT
01 CPG Super leads
02 CPG Customer Journey funnel
03 CPG win
04 Retailer Super leads
05 Retailer Customer Journey funnel
06 Retailer win

This Network effect feeds our "flywheel" go-to-market, where brands generate retailer leads and retailers generate brand leads.

Because of that, we have a robust pipeline of deals for the next 18 months.


Pipeline - 111 leads - $85M
$27M weighted
BR, EU and US
BR
EU
US
Qualified lead
32
40
9
Demo / follow up meeting
7
1
11
Proposal / Negotiation
8
3
0
25
50
75
100

**Click here for important information regarding Financial Projections which are not guaranteed.*

Business Model

Profitability in every micro-network

Each micro-network is composed of a retailer and multiple brands. We make money by selling brand subscriptions for every retail chain / micro-network we plug into our platform.

So how does our unit economics perform from our micro-network perspective?

Mediar's business model has profitability at its core. For each new micro-network we add to our revenue stream, we can be profitable in 3 months, breakeven in 5 months, and positive cash flow in 6 months.

Because we have a fixed cost to collect and process the data at the retailer level (maintenance) and a marginal cost for every new brand subscription we sell (revenues), our gross margins average 75%.

And when we stack these micro-networks cash flow streams over time, it builds a business that can grow fast without burning a lot of money, becoming cash flow positive in 14 months while growing 5X its revenue.*

Income Statement Model	Cold Start phase 2021	Tipping point phase 2022E	Escape velocity phase 2023E	2024E
Total Revenues	**$212**	**$483**	**$2.554**	**$7.663**
Total COGS	$(106)	$(162)	$(383)	$(842)
Gross Margin	45%	66.4%	85%	89%
Gross Profit	**$88**	**$321**	**$2.170**	**$6.821**
Operating Expenses	$ (478)	$ (1.147)	$ (2.165)	$ (4.522)
EBITDA	**$(391)**	**$(826)**	**$5**	**$2.298**

Click here for important information regarding Financial Projections which are not guaranteed.

Competition

Shelf-level analytics

Mediar is the only company that correlates shopper behavior at the shelf level with sales ticket data, allowing brands and retailers to increase sales and optimize in-store promotions.

Our solution sits at the intersection of shelf-level shopper data and a unique brand monetization. We are an early leader in this market, and the intersection of tech and business model consists of our single most important defensibility, thus reinforcing our network effect.


Shelf
focal Systems
Shelfbucks
Standard Cognition
Mediar
IRi Growth delivered.
Retail
CPG
nielsen
RetailNext
Kiana Analytics
trax
euclid analytics
Quri
Gigwalk
PERCOLATA
Store

Vision And Strategy

We are building the Google Adsense for offline retail

$4.7 trillions	$940 billions	$376 billions	$112 billions
Aggregate retailer revenue Of top 250*	Brands trade marketing spent (20%)	In-store behavior penetration in 5yrs (40%)	"Adsense" revenue share (30%)

* Global | Sources: Deloitte, Gartner, & Alphabet

Amazon has been a shopper-centric data company since its inception, and it's no secret it is still core to its success. But still, 90% of the sales are offline, so we believe that shopper data can provide an even more significant impact in brick-and-mortar retail.

At the same time, Google built a $250 billion revenue business significantly on its Adsense platform that understands how people behave online and serves ads so they can shop better.

We believe Mediar can provide the same scale and benefits for the offline world

Just like Google helps brands better promote their product online, Mediar will help brands better promote their products offline.

Funding

Mediar is extending its existing Pre-Series A to Republic investors

We have already closed $1M with great investors like MC1, G5 Partners, and GR8 Ventures and we are offering an additional $1M.

Since its inception in 2017, Mediar has raised more than $4M from:

- Top-tier VCs like Social Capital
- High-net-worth leaders from major brands like Abinbev and Unilever and major tech companies like Google and Apple
- Strategic investors like MC1

...among other sophisticated investors from McCann, Hecckit Benkinser, Havaianas, Itau, and many more.

Founders

Gustavo Lemos, CEO

IBM Global Entrepreneur of the Year



Co-founder and CEO Gustavo has a background in engineering and business education from top business schools like Stanford and FDC. He has been building businesses since he was 9, and his first web endeavor was nominated a Top 100 Internet Sites when he was only 15. Gustavo founded his first data analytics company right after undergrad and took it from inception to market share leadership in 3 years. Born in Brazil's "Ore Valley" of Minas Gerais, he later decided to change his fate and moved to the Silicon Valley to build a global company, what today is known as Mediar.

Mediar was idealized when Gustavo, in one of his first work experiences at a convenience store, was trying to understand how to display products on the shelf better. A Coke marketing girl told him: "Top selling products, top to bottom, left to right because that is how people read." At that moment, he realized there was an opportunity to bring science to shopping.

A few years later, he was joined by a fantastic team with deep expertise in Retail/Data Analytics/SaaS that helped found and build Mediar.

Along the way, this team was nominated IBM Global Entrepreneur of the Year, featured in major media outlets like the WSJ, and appointed by significant research companies like CB Insights as a leader in its segment.

It has been accelerated by Plug and Play in the US, Europe, and Japan and selected by many leading brands as a promising and emerging technology.

Team

 Gustavo Lemos   Founder

Perks

FAQ

How do I earn a return?   We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

🚀 Gustavo Lemos
Co-Founder and CEO | IBM Global Entrepreneur of the Year | Stanford GSB | Loves building great companies and products – "Man conquers the world by conquering himself"

View full profile

🚀 Gustavo Lemos · You
Co-Founder and CEO | IBM Global Entrepreneur of the Year | Stanford G...
5mo · Edited · 🌐

😌 BREAKING NEWS for the future of Mediar Solutions! We are proud to have been selected by the leading private placement platform Republic. 🚀 Starting today, you can co-invest alongside great investors like Social Capital, GR8 Ventures, MC1 - Win The Market, and Spinet Bank / G5 Partners, among others, for as low as $150.

With inflationary pressures and the stock market crashing, investments like Mediar tend to be a good refuge during periods of volatility. So we are equally excited to offer this possibility to everyone.

Creating and sharing opportunities has been central to our company's purpose. So helping democratize tech investment seems a very natural fit. It doesn't matter which country you live in or your net worth; for as little as a few hundred dollars and a credit card, you can become an investor in our growth. 📈

✅ We have just started accepting reservations. Discover our fundraising campaign here:

https://rep.pub/mediar

#startupinvesting #angelinvesting #republic #earlystage #venturecapital #retailtech #saas



Reserve Mediar
republic.com · 4 min read

Mauricio Moutinho and 65 others   17 comments · 11 reposts

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Felipe Chaves · 1st   4mo
Gerente Governança, Gestão, Desempenho Operacional, Six Sigma...
Parabéns 🚀 Gustavo Lemos. Sucesso sempre!
See translation
Like · 1 | Reply · 1 Reply

🚀 Gustavo Lemos Author   4mo
Co-Founder and CEO | IBM Global Entrepreneur of the Year...
Obrigado Felipe Chaves!
See translation
Like | Reply

Alexandre (Alex) Hadade · 1st   4mo
Co Founder | Birdie
It is a great opportunity to invest!!! Thanks for doing this, Gustavo!
Support · 1 | Reply · 1 Reply

🚀 Gustavo Lemos Author   4mo
Co-Founder and CEO | IBM Global Entrepreneur of the Year...
Thanks for your support and encouragement Alexandre (Alex) Hadade!
Like | Reply

Antonio Werneck (He/Him) · 1st   4mo
CEO at MAKESENSE Ltda.
Excellent, Gustavo! Let us talk, soon.
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🚀 Gustavo Lemos Author   4mo
Co-Founder and CEO | IBM Global Entrepreneur of the Year...
Excellent Antonio Werneck!
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Zuca Palladino · 1st   3mo
Managing Partner - North America at Woke - For the (r)evolution o...
🚀 All the best 🚀 Gustavo Lemos!
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Eugênio Fonseca · 1st   4mo
Computer Science - & Data Science - Masters from Universidade F...
🚀🚀🚀
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🚀 Gustavo Lemos Author   4mo
Co-Founder and CEO | IBM Global Entrepreneur of the Year...
Onward Eugênio Fonseca!
Like | Reply

Flávia Almeida · 1st   4mo
Coach de Desenvolvimento de Pessoas, Consultora de projetos e e...

Show!!! 👏👏👏

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 🚀 **Gustavo Lemos** Author   4mo •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year…

Pra cima Flávia Almeida!

See translation

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 🚀 **Gustavo Lemos** Author   4mo (edited) •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year | Stanf…

Avanish Sahai Vicente Silveira Sebastian Brannstrom John Schlesinger Stephanie Hannon Carlos de la Lama-Noriega Pfrimmer Pete Bigley Andrea Betti-Berutto Grier Graham Jim Lussier Steve Ciesinski Steve Nilan Steven Li Howard Chao Ronald Mak Tom Rice Charles Lynch Russ Chandler C ...see more

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 **pedro cardoso** • 1st   4mo •••
Google specialists. Performance mídia strategy + estudante de pro…

Excelente!

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🚀 **Gustavo Lemos** Author   4mo •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year…

Pra cima. Thanks for your help!

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🚀 **Gustavo Lemos** Author   4mo •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year | Stanf…

"With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind. "

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 **Andre Magozo** • 1st   4mo •••
Founder of Fab Homes - fabhomesus.com

Thank you for the opportunity! Let's rock.

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🚀 **Gustavo Lemos** Author   4mo •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year…

Thanks, Magozo! We'll do it together!

Like | Reply

 **Messaging**   •••

🚀 Gustavo Lemos

Co-Founder and CEO | IBM Global
Entrepreneur of the Year | Stanford
GSB | Loves building great
companies and products - "Man
conquers the world by conquering
himself"

View full profile

🚀 Gustavo Lemos • You
Co-Founder and CEO | IBM Global Entrepreneur of the Year | Stanford G...
5mo • 🌐

Last week we announced that Mediar launched its first-ever crowd equity
campaign. Curious about the launch? 🙂

Mediar AI-based retail video analytics platform gives retailers, and brands
access to the complete conversion funnel, from traffic to conversion rates by
store, category, or brand.

We deliver in-store shopper behavior insights using existing security video
cameras. We harvest the video feeds to provide 24x7 online dashboards. This
allows physical retail to optimize sales performance, just like online.

We don't collect any personal shoppers' information, and our platform is GDPR
compliant. 🆗

The campaign proceeds will keep expanding our customer network that today
consists of major global brands like Coca-Cola, Kraft Heinz, and Kimberly
Clark, to name a few.

👉 Interest to learn more?
✅ Check our campaign page link in the comments section:

#CROWDFUNDINGSTARTUPS #ANGELINVESTMENT #REPUBLIC
#INVESTING #RETAILSTARTUP #RETAIL #RETAILANGEL #VAREJOTECH
#VAREJO #ai #analytics



Ana Luisa Fonseca and 42 others   19 comments · 7 reposts

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André Vasconcelos • 1st   4mo •••
Serial Entrepreneur
Awesome 👏

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    🚀 Gustavo Lemos [Author]   4mo (edited) •••
    Co-Founder and CEO | IBM Global Entrepreneur of the Year...
    Thanks André Vasconcelos. Welcome to the new normal of
    Silicon Valley investing. Would love to see you there too 😎

    Like   Reply

🚀 Gustavo Lemos [Author]   4mo •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year | Stanf...
"With regard to communications by an issuer on the Site to gauge
interest in a potential securities offering pursuant to the Regulation
CF exemption from the registration requirements of the Securities
Act, including opportunities to "reserve" securities as indications of
interest in the potential offering, please note that pursuant to
Regulation Crowdfunding Rule 206 (i) that no money or other
consideration is being solicited thereby, and if sent in response, will
not be accepted, (ii) no offer to buy the securities can be accepted
and no part of the purchase price can be received until the offering
statement is filed and only through a registered intermediary's
platform, (iii) any such offer may be withdrawn or revoked, without
obligation or commitment of any kind, at any time before notice of
its acceptance is given after the Form C is filed, and (iv) an
indication of interest is non-binding and involves no obligation or
commitment of any kind. "

Like • 👍 1 | Reply

Paulo de Tarso Pellon • 1st   4mo •••
Supply Chain Operations Transformation
Congrats, Gustavo!

Like • 👍 1 | Reply • 1 Reply

    🚀 Gustavo Lemos [Author]   4mo •••
    Co-Founder and CEO | IBM Global Entrepreneur of the Year...
    Thanks Pellon

    Like   Reply

Gustavo Monteiro • 1st   4mo •••
Partner | Managing Director at AllowMe
Congrats, my friend!

Like • 👍 1 | Reply • 1 Reply

    🚀 Gustavo Lemos [Author]   4mo •••
    Co-Founder and CEO | IBM Global Entrepreneur of the Year...
    Thanks, Xara!

    Like   Reply

🚀 Gustavo Lemos [Author]   4mo •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year | Stanf...
Avanish Sahai Vicente Silveira Sebastian Brannstrom John
Schlesinger Stephanie Hannon Carlos de la Lama-Noriega

Primmer Pete Bigley Andrea Betti-Berutto Grier Graham Jim
Lussier Steve Ciesinski Steve Nilan Steven Li Howard
Chao Ronald Mak Tom Rice Charles Lynch Russ ...see more

See translation

Like · 3 | Reply

Laleh Masnavi • 1st 4mo •••
Operating Partner at Candou Ventures

Fantastic Gustavo!

Like · 1 | Reply · 1 Reply

🚀 **Gustavo Lemos** Author 4mo •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year...

Thanks Laleh Masnavi good to hear from!

Like | Reply

Eduardo Brunetti • 1st 4mo •••
Senior Vice President Investment Banking na Itaú BBA

🚀🚀

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🚀 **Gustavo Lemos** Author 4mo •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year...

Let's go Eduardo Brunetti

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Satheesh Sudarsan • 1st 4mo •••
Business GM & Product Leader, Advisor, Investor | I help businesse...

Looks great, 🚀 Gustavo Lemos!

Like · 1 | Reply · 1 Reply

🚀 **Gustavo Lemos** Author 4mo •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year...

Thanks, man! Would love to see you there 😎

Like | Reply

Ivan Chaperot • 1st 4mo •••
CBO, farm-ng | Licensing | IAM 300 Global IP Strategist

Top startup in retail analytics

Like · 1 | Reply · 1 Reply

🚀 **Gustavo Lemos** Author 4mo •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year...

Thanks Ivan Chaperot. Means a lot coming from you

Like | Reply

🚀 **Gustavo Lemos** Author 4mo •••
Co-Founder and CEO | IBM Global Entrepreneur of the Year | Stanf...

https://rep.pub/mediar

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Messaging



Gustavo Lemos <gustavo.lemos@gmail.com>

Exciting news: Mediar's investment round has started 🚀

1 message

Gustavo Lemos <gustavo@mediarsolutions.com>   Thu, Jul 7, 2022 at 12:35 PM
To: Jim Lussier <jim@coastridge.com>

Hi Jim

🤩 I'm excited to tell you that we just launched our fundraising round for Mediar's on Republic, the leading private investment platform.

We're opening up the investment opportunity for anyone interested in owning a stake in our growing business with as little as $150.00 📈

It's truly exciting to be part of this leap forward in democratizing the startup investment market.

✅ We have just started accepting reservations. Discover more on our [fundraising campaign page](#)

Teamwork makes dreamwork

Jim,

You are part of an exceptional group of existing investors and advisors. More than ever, this is the time for us to work together to make it a success! We can pave the future of our company for good!

There are a number of ways for you to get involved:

- **Forward this email**. Pass this opportunity along to anyone you know who might be interested.
- **Post on social media**. Share our campaign page on Linkedin, Facebook and/or Twitter. Check one of our launch post ([English](#) / [Portuguese](#) / [French](#))
- **Reserve a spot**. Help us build the initial momentum! Reserve from $150+ via our campaign page.

Thank you for your continuous encouragement and support

[Check out our campaign page](#)

Best regards,

Gustavo Lemos
CEO, co-founder

M Mediar

+1 650 564 4397

[mediarsolutions.com](#)

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.